Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 13 dated December 15, 2011

to the Prospectus dated May 2, 2011

We are providing this Supplement No. 13 to you in order to supplement our prospectus dated May 2, 2011. This Supplement No. 13 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 1, 2011, which superseded and replaced all prior supplements to the registrant’s prospectus dated May 2, 2011, Supplement No. 8 dated September 20, 2011, Supplement No. 9 dated October 4, 2011, Supplement No. 10 dated November 4, 2011, Supplement No. 11 dated November 15, 2011 and Supplement No. 12 dated December 7, 2011. Capitalized terms used in this Supplement No. 13 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our” and “us” include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Our declaration of trust requires that if our shares are not listed on a national securities exchange, the NASDAQ Global Select Market or the NASDAQ Global Market on or before December 31, 2011, our board of trustees must consider (but is not required to commence) an orderly liquidation of our assets. In 2010, our board of trustees established a special committee of the board of trustees, or the special committee, consisting of all of the board’s independent trustees, and the special committee engaged Robert A. Stanger & Co., Inc. as its financial advisor, to assist with its exploration and review of our strategic alternatives and liquidity events in accordance with our investment objectives. During 2011, with the assistance of its financial advisor and in consultation with the Investment Advisor and our board of trustees, the special committee discussed and considered various strategic alternatives, including potentially continuing as a going concern under our current business plan, a potential liquidation of our assets either through a sale or merger of our company (including through either a bulk sale of our portfolio or through a sale of our individual properties) as well as a potential listing of our shares on a national securities exchange.

After consideration of the recent general economic and capital market conditions, market conditions for listed REITs, credit market conditions, our operational performance, the status of our portfolio, this offering, and our current and anticipated deployment of available capital to investments, the special committee and our board of trustees believe it is in the best interest of our shareholders for our shares to remain unlisted at this time and to continue operations rather than commencing a liquidation of our assets. We anticipate continuing to raise capital through this offering until its scheduled closing on January 30, 2012. We believe that remaining unlisted at this time and continuing our operations will provide us with the ability to purchase additional properties in order to continue to expand and diversify our portfolio and thus better position us for a favorable liquidity event.

We believe that the ability to provide our shareholders with potential liquidity in the near term is outweighed by the longer term benefits of completing this offering, allowing for the full deployment of our available capital, increasing our size and portfolio diversification, maturing our portfolio and continuing to monitor market conditions for an opportune time to commence a liquidity event. We cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future and there can be no assurance that our continuing operation will result in any particular outcome or that we will be able to successfully execute strategies relating to capital deployment, additional property acquisitions, or other investment or operational strategies in part or at all. Although our board of trustees and the special committee will continue to monitor market conditions and explore strategic alternatives and liquidity options, we cannot provide any assurance or suggested timing as to when we will proceed with any particular transaction.

First Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the first quarter of 2012. The distribution will be calculated on a daily basis and paid on April 13, 2012 to shareholders of record during the period from January 1, 2012 through and including March 31, 2012.